UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

CORNELL COMPANIES, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

219141108
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Mr. Andrew R. Jones
NS Advisors, LLC
274 Riverside Avenue
Westport, Connecticut 06880

August 13, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 219141108	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew R. Jones and NS Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer by virtue of the Merger (as defined and explained herein).
OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING	9	SOLE DISPOSITIVE POWER Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer by virtue of the Merger (as defined and explained herein).
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer by virtue of the Merger (as defined and explained herein).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer by virtue of the Merger (as defined and explained herein).

14	TYPE OF REPORTING PERSON* IA

Item 1.	Security and Issuer.

This statement relates to the common stock, $.001 par value per share (the “Common Stock”), of Cornell Companies, Inc., a Delaware corporation (the “Issuer”). For purposes of this Schedule 13D, the phrase Common Stock shall include shares covered by options of the Issuer which were owned by the Reporting Person (as defined) prior to August 12, 2010. The Issuer maintains its principal executive office at 1700 West Loop South, Suite 1500, Houston, Texas 77027.

Item 2.	Identity and Background.

(a)           This Schedule 13D is being filed by (i) Andrew R. Jones, an individual, with respect to shares and options of the Issuer’s Common Stock held by him, and (ii) North Star Partners, L.P., and North Star Partners II, L.P., private investment companies organized as limited partnerships under the laws of the State of Delaware (the “North Star Partnerships”) with respect to shares of the Issuer’s Common Stock held by them.

NS Advisors, LLC, a Connecticut limited liability company, is the general partner of the North Star Partnerships and Mr. Jones is the sole managing member of NS Advisors, LLC. Mr. Jones and the North Star Partnerships shall sometimes be collectively referred to herein as the “Reporting Person.”

(b)-(f)      The Reporting Person filed an initial Schedule 13D for an event of May 7, 2010 (the “Initial Schedule”). Except to the extent set forth in this Amendment, the information in the Initial Schedule remains unchanged. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 1) shall not be construed to be an admission by the Reporting Person that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act, as amended.

Items 3 and 4.	Source and Amount of Funds or Other Consideration and Purposes of Transaction.

On August 12, 2010, the Issuer was acquired by The GEO Group, Inc. (“GEO”) pursuant to an Agreement and Plan of Merger dated April 18, 2010, as amended on July 22, 2010 (the “Merger Agreement”). As a result of the Merger Agreement, for each share of the Issuer’s Common Stock, the Issuer’s stockholders (including the Reporting Person) had the option to elect to receive: (i) 1.3 shares of common stock of GEO, par value $.01 per share; or (ii) the right to receive cash consideration equal to the greater of (x) the fair market value, as defined in the Merger Agreement, of one share of GEO common stock plus $6.00, or (y) the fair market value, as defined in the Merger Agreement, of 1.3 shares of GEO common stock. By virtue of the Merger Agreement, the Issuer became a wholly-owned subsidiary of GEO (the “Merger”).

The New York Stock Exchange filed a notification of removal from listing on Form 25 with the SEC with respect to the Issuer’s Common Stock on August 13, 2010. Trading of the Issuer’s Common Stock on the NYSE was suspended before the opening of trading on August 13, 2010.

As a result of the Merger, the Reporting Person no long has an interest in the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)           Not applicable.

(b)           Not applicable.

(c)           The only transaction by the Reporting Person of the Issuer’s Common Stock within the past 60 days was the exercise of options as reported separately.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Other than as set forth in the Initial Schedule, the Reporting Person has no other contracts, arrangements, understandings or relationships (legal or otherwise) with any other persons with respect to the shares of the Issuer’s Common Stock.

Signatures

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	August 19, 2010

NORTH STAR PARTNERS, L.P.

By:	NS ADVISORS, LLC, General Partner

By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

NORTH STAR PARTNERS II, L.P.

By:	NS ADVISORS, LLC, General Partner

By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

/s/ Andrew R. Jones
Andrew R. Jones